07023104

RECEIVED
2007 MAY -2 A 8:30

April 24, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 018/2007**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2007

  Date: April 24, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

Summary Translation Letter

To the Stock Exchange of Thailand

April 24, 2007

SSA-CP 018/2007

April 24, 2007

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2007

To: The President
The Stock Exchange of Thailand

As Shin Satellite Public Company Limited (the "Company") has convened the Annual General Meeting of Shareholders for the Year 2007 on April 24, 2007 at the Auditorium, 9th floor, Shinawatra Tower 3, No. 1010 Viphavadee Rangsit Road, Chatuchak, Bangkok, the Company wishes to inform you of the resolutions of the Annual General Meeting of Shareholders for the year 2007 as follows:

1. RESOLVED THAT the Minutes of the Annual General Meeting of Shareholders for the year 2006 held on April 24, 2006 be approved.

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2006 prepared by the Board of Directors be approved and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2006 ending on December 31, 2006 be approved.

3. RESOLVED THAT there will be no dividends payment to shareholders for the fiscal year 2006 as the cashflow of the Company did not warrant the payment of dividends.

4. RESOLVED THAT the appointment of 4 auditors from PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the fiscal year 2007 be approved as follows:

1.	Mr. Suchart	Luengsuraswat	Certified Public Accountant License No. 2807
2.	Mr. Prasit	Yerngsrikul	Certified Public Accountant License No. 4174
3.	Miss Nangnoi	Charoenthaveesub	Certified Public Accountant License No. 3044
4.	Ms. Suwannee	Phuripunyo	Certified Public Accountant License No. 3371

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statements and THAT the fees for quarterly and annual auditing in fiscal year 2007 be fixed at Baht 3.231 million.

5. RESOLVED THAT the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories be approved as per the following details:

5.1 The directors retired by rotation are:

- Mr. Boonklee	Plangsiri	Director
- Mr. Somprasong	Boonyachai	Director and Member of the Executive Committee
- Mrs. Siripen	Sitasuwan	Director and Member of the Executive Committee

5.2 The directors retired by rotation but being re-elected to continue their office are:

- Mr. Boonklee	Plangsiri	Director
- Mr. Somprasong	Boonyachai	Director and Member of the Executive Committee
- Mrs. Siripen	Sitasuwan	Director and Member of the Executive Committee

5.3 The Company's Board of Directors will consist of:

- Mr. Paron Israsena Na Ayudhya	Chairman of the Board of Directors
- Mr. Kraisorn Pornsuthee	Director
- Mr. Hiran Radeesri	Director and Chairman of the Audit Committee
- Mrs. Charintorn Vongspootorn	Director and Member of the Audit Committee
- Ms. Peangpanor Boonklum	Director and Member of the Audit Committee
- Mr. Boonklee Plangsiri	Director
- Mr. Somprasong Boonyachai	Director
- Mrs. Siripen Sitasuwan	Director
- Dr. Dumrong Kasemset	Director

5.4 The authorized signatories are as follows:
"Mr. Boonklee Plangsiri, Mr. Dumrong Kasemset, Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

5.5 The directors' remuneration for 2007 approved by the Remuneration Committee is up to Baht 8 million. The remuneration comprises monthly allowance, meeting allowance and bonus. The Chairman of the Board of directors shall receive the monthly allowance of Baht 150,000 per month, the independent directors and the director nominated by the Ministry of Information and Communication Technology (the "Ministry") shall receive the monthly allowance of Baht 25,000 per month each, and the independent director who is the Chairman of the sub-committee shall receive the monthly allowance of Baht 35,000 per month.

The meeting allowance for each director who is representative of the Ministry or Independent Director shall be Baht 25,000 per each Meeting of the Board of Directors or any sub-committee of the Company.

The directors who are representatives of the major shareholder and who are executives of the Company (Executive Directors) are not entitled to such remuneration listed above.

END